SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTEGRATED DEVICE TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

458118106

(CUSIP Number of Class of Securities (Underlying Common Stock))

J. Vincent Tortolano, Esq.

General Counsel

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 284-8200

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark V. Roeder, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached are (i) the Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders of Integrated Device Technology, Inc. (“IDT” or the “Company”) to be held on September 17, 2009 (the “Preliminary Proxy Statement”), which contains, among other things, a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for employees of the Company other than the Company’s directors and officers subject to the provisions of Section 16 of the Securities and Exchange Act of 1934, as amended (the “Stock Option Exchange Program”) and (ii) a written communication sent by the Chief Executive Officer of IDT to the Company’s employees on July 27, 2009 regarding the proposed Stock Option Exchange Program. Neither the Preliminary Proxy Statement nor the communication attached as an exhibit to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Stock Option Exchange Program will only be commenced, if at all, if stockholders approve the proposal to approve the Stock Option Exchange Program.

The Stock Option Exchange Program described in this Schedule has not yet commenced. IDT will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

IDT stockholders and option holders will be able to obtain the written materials described above and other documents filed by IDT with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by IDT with the SEC by directing a written request to: Investor Relations, Integrated Device Technology, Inc., 6024 Silver Creek Valley Road, San Jose, California 95138. All documents filed electronically with the SEC (including exhibits) may also be accessed without charge through the Company’s investor relations website at www.idt.com.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Proxy Statement for the 2009 Annual Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed with the SEC on July 27, 2009).

99.2	Communication from Theodore L. Tewksbury III, Ph.D., Chief Executive Officer of IDT, to IDT employees regarding the proposed Stock Option Exchange Program, dated July 27, 2009.